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Exhibit 2

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

First Quarter Management Discussion and Analysis
for the Period Ended April 30, 2005

June 9, 2005 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER)

HIGHLIGHTS

Aber's net earnings for the quarter were $13.6 million with earnings per share of $0.23 (cash earnings per share of $0.53(1)) as compared to net earnings of $2.8 million and earnings per share of $0.05 (cash earnings per share of $0.32(1)) for the comparable quarter of the previous year.

The Company recorded sales for the quarter ended April 30, 2005, of $110.1 million consisting of rough diamond sales of $68.5 million and Harry Winston sales of $41.6 million.

Aber's share of diamonds recovered from the Diavik Mine was 0.7 million carats for the three months ended March 31, 2005, compared to 0.6 million carats for the three months ended March 31, 2004.

During the quarter, the Company paid $51.1 million on the balance of the Harry Winston acquisition and contributed $13.8 million to the capital program at the Diavik Mine. The Company also purchased 51% of the convertible subordinated notes of Harry Winston from its two minority shareholders.

New leases were signed for Harry Winston salons in Miami, Honolulu and Beverly Hills.

Aber has declared an increase in the annual dividend rate on its common shares from $0.60 to $1.00 per share per annum and purchased 150,000 common shares for cancellation during the quarter as part of the normal course issuer bid.

(1)
CASH EARNINGS PER SHARE IS NOT A RECOGNIZED MEASURE UNDER CANADIAN GAAP AND DOES NOT HAVE A STANDARDIZED MEANING PRESCRIBED BY CANADIAN GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILAR MEASURES PRESENTED BY OTHER ISSUERS. CASH EARNINGS PER SHARE IS EARNINGS BEFORE NON-CASH INCOME TAX EXPENSE, NON-CASH FOREIGN EXCHANGE GAIN (LOSS), AND DEPRECIATION AND AMORTIZATION ON A PER SHARE BASIS. SEE "NON-CANADIAN GAAP PERFORMANCE MEASURES" IN THE COMPANY'S MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED JANUARY 31, 2005, FOR A RECONCILIATION OF EARNINGS TO CASH EARNINGS

MANAGEMENT'S DISCUSSION AND ANALYSIS
(All figures are in United States dollars unless otherwise indicated)
Prepared as of June 8, 2005

The following is management's discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the three months ended April 30, 2005, and its financial position as at April 30, 2005. This MD&A is based on the Company's consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three months ended April 30, 2005 and the audited consolidated financial statements of Aber and notes thereto for the year ended January 31, 2005. Unless otherwise specified, all financial information is presented in United States dollars. All references to "first quarter" refer to the three months of Aber ended April 30.

This section contains certain forward-looking statements and should be read in conjunction with the "Safe Harbour Statement on Forward-Looking Information" on page 28 of this Interim Report. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

The following MD&A makes reference to certain non-Canadian GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company's financial performance. Non-Canadian GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Non-Canadian GAAP Performance Measures".

SUMMARY DISCUSSION

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc. ("Harry Winston"), the premier fine jewelry and watch retailer. Aber's mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. ("DDMI" — 60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly-owned Aber Diamond Corporation of Toronto, Canada.

MARKET COMMENTARY

The Rough Diamond Market

The rough diamond market continued to improve through the first quarter. Driven by a healthy demand for polished diamonds, manufacturers continued to compete for new rough diamond supply. Rough diamond production from outside the De Beers group was at slightly lower levels in the first quarter, notably from declines in output from BHP Billiton's Ekati Mine and Rio Tinto's Argyle Mine. The traditionally slower trading period due to Indian holidays and the end of the post-holiday season restocking period, which normally marks the end of the first quarter, has not occurred and the strong momentum in demand for rough diamonds continues.

The Polished Diamond Market

Polished diamond prices are continuing to increase in step with rough diamond demand and for the most part have managed to increase at a healthy rate in the first quarter. The Far Eastern buyers have been the main drivers of these price increases, particularly for the better quality large, polished goods where demand has outstripped supply.

The Retail Jewelry Market

The US retail jewelry market, the largest market for diamond jewelry, showed strong results in what is typically a slow period. Retail spending increased despite rising energy costs and a volatile equity market. In Japan, the economic recovery continued as increased consumer spending offset declining exports.

CONSOLIDATED FINANCIAL RESULTS

The following is a summary of the Company's consolidated quarterly results for the eight quarters ended April 30, 2005, following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	Three Months ended April 30, 2005	Three Months ended April 30, 2004
Sales	$110,132	$144,581	$104,065	$84,487	$52,269	$41,638	$53,958	$—	$110,132	$52,269
Cost of sales	59,119	77,730	45,244	37,746	28,591	26,128	20,276	—	59,119	28,591

	51,013	66,851	58,821	46,741	23,678	15,510	33,682	—	51,013	23,678
Selling, general and administrative expenses	23,394	27,500	20,452	17,632	8,714	3,704	4,795	2,870	23,394	8,714

Earnings (loss) from operations	27,619	39,351	38,369	29,109	14,964	11,806	28,887	(2,870)	27,619	14,964

Interest and financing expenses	(3,401)	(5,138)	(3,522)	(3,530)	(3,407)	(7,127)	(5,180)	(157)	(3,401)	(3,407)
Other income	886	8,102	574	467	495	281	406	574	886	495
Foreign exchange gain (loss)	496	2,837	(8,543)	760	(349)	(338)	682	3,572	496	(349)

Earnings before income taxes	25,600	45,152	26,878	26,806	11,703	4,623	24,795	1,119	25,600	11,703
Income taxes (recovery)	12,412	13,755	18,921	14,798	8,862	1,460	11,247	(4,714)	12,412	8,862

Earnings before minority interest	13,188	31,397	7,957	12,008	2,841	3,163	13,548	5,833	13,188	2,841
Minority interest	(394)	1,865	(503)	(287)	44	—	—	—	(394)	44

Earnings	$13,582	$29,532	$8,460	$12,295	$2,797	$3,163	$13,548	$5,833	$13,582	$2,797

Basic earnings per share	$0.23	$0.51	$0.15	$0.21	$0.05	$0.06	$0.25	$0.11	$0.23	$0.05
Diluted earnings per share	$0.23	$0.50	$0.14	$0.21	$0.05	$0.06	$0.24	$0.10	$0.23	$0.05
Total assets	$936,185	$896,952	$957,779	$834,532	$817,980	$644,244	$611,390	$575,274	$936,185	$817,980
Total long-term liabilities	$389,991	$311,545	$403,011	$334,317	$320,749	$241,303	$290,414	$275,932	$389,991	$320,749

THREE MONTHS ENDED APRIL 30, 2005 COMPARED TO THREE MONTHS ENDED JANUARY 31, 2005 AND APRIL 30, 2004

Net Earnings

The first quarter earnings of $13.6 million or $0.23 per share represent a decrease of $15.9 million or $0.28 per share as compared to the fourth quarter results of $29.5 million or $0.51 per share and an increase of $10.8 million or $0.18 per share as compared to the results from the first quarter of the prior year. The Company's cash earnings per share for the first quarter was $0.53 compared to cash earnings of $1.20 in the fourth quarter and $0.32 in the first quarter of the prior year. Net earnings from the fourth quarter included a one-time payment of $7.0 million from Tiffany & Co. ("Tiffany") on the removal of certain restrictions on the resale of Aber shares owned by Tiffany.

Revenue

Sales for the first quarter totalled $110.1 million, consisting of rough diamond sales of $68.5 million and sales from Harry Winston of $41.6 million. This compares to sales of $144.6 million in the prior quarter (rough diamond sales of $85.3 million and sales from Harry Winston of $59.3 million) and sales of $52.3 million in the comparable quarter of the prior year (rough diamond sales of $42.2 million and sales from Harry Winston of $10.1 million since April 1, 2004, the date of acquisition). Ongoing quarterly variations in revenues are inherent to the business, resulting from the seasonality of both the mining and retail activities as well as the rough diamond sales schedule.

Cost of Sales

The Company's first quarter cost of sales was $59.1 million compared to $77.7 million for the previous quarter and $28.6 million for the comparable quarter of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See "Segmented Analysis" on page 8 for additional information.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses include expenses for salaries and benefits, advertising, professional fees, rent and related office costs. The first quarter saw SG&A expenses of $23.4 million, including $19.3 million of SG&A expenses from Harry Winston, as compared to $27.5 million from the previous quarter (which included $23.7 million from Harry Winston) and $8.7 million for the comparable quarter of the prior year, of which $4.7 million related to Harry Winston since April 1, 2004, the date of acquisition.

The decrease from the previous quarter to the first quarter of the current year in SG&A expenses results from a decrease of $2.8 million in advertising, $0.6 million in salaries and benefits and $0.7 million in other expenses. See "Segmented Analysis" on page 8 for additional information. The increase from the first quarter of the previous year results from the inclusion of a full quarter of SG&A from Harry Winston (acquired on April 1, 2004).

Income Taxes

Aber recorded a tax expense of $12.4 million during the quarter compared to $13.8 million in the previous quarter and $8.9 million in the comparable quarter of the previous year. The Company's effective income tax rate for the quarter, excluding Harry Winston, is 45% which is based on a statutory income tax rate of 40% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, and items that are not deductible for income tax purposes. In the first quarter, the effective tax rate increased from the previous quarter primarily due to the weakening of the Canadian dollar compared to the US dollar. The Company's functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar.

During the first quarter, as the US dollar strengthened against the Canadian dollar, the Company recorded an unrealized foreign exchange gain of $1.9 million on the revaluation of the Canadian dollar denominated future income tax liability. The gain is not taxable for Canadian income tax purposes and, as such, the Company's effective tax rate decreased by approximately 3%.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2025.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months ended April 30, 2005	Three months ended January 31, 2005	Three months ended April 30, 2004
Statutory income tax rate	40%	42%	41%
Large Corporations Tax	3%	1%	3%
Stock compensation	2%	1%	4%
Resource allowance	(6)%	(2)%	0%
Northwest Territories mining royalty	9%	12%	12%
Impact of foreign exchange	(3)%	(14)%	(11)%
Impact of reduction in future income tax rates	0%	(4)%	29%
Other items	3%	(6)%	(2)%
Effective income tax rate	48%	30%	76%

Interest and Financing Expenses

Interest and financing expenses of $3.4 million were incurred during the quarter compared to $5.1 million for the preceding quarter and $3.4 million during the comparable quarter of the prior year.

Other Income

Other income of $0.9 million was recorded during the quarter compared to $8.1 million from the preceding quarter and $0.5 million from the comparable quarter of the prior year. In the preceding quarter, the Company received $7.0 million from Tiffany related to the removal of certain restrictions on the resale of Aber shares owned by Tiffany. Also included in other income is interest income on the Company's various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange gain of $0.5 million was recognized during the quarter compared to a foreign exchange gain of $2.8 million from the previous quarter and a loss of $0.3 million in the comparable quarter of the prior year. The gain primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the weakening Canadian dollar against the US dollar for the quarter. Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any hedges outstanding.

SEGMENTED ANALYSIS

The operating segments of the Company include mining and retail segments.

Mining

(expressed in thousands of United States dollars) (unaudited)

	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	Three Months ended April 30, 2005	Three Months ended April 30, 2004
Sales	$68,507	$85,252	$68,980	$56,281	$42,153	$41,638	$53,958	$—	$68,507	$42,153
Cost of sales	37,593	46,356	26,203	23,234	23,521	26,128	20,276	—	37,593	23,521

	30,914	38,896	42,777	33,047	18,632	15,510	33,682	—	30,914	18,632
Selling, general and administrative expenses	4,108	3,792	3,997	4,239	3,996	3,704	4,795	2,870	4,108	3,996

Earnings (loss) from operations	$26,806	$35,104	$38,780	$28,808	$14,636	$11,806	$28,887	$(2,870)	$26,806	$14,636

The mining segment includes the production and sale of rough diamonds.

Sales for the quarter totalled $68.5 million compared to $85.3 million in the preceding quarter. The Company held three rough diamond sales in each of the current and previous quarter. Sales for the current quarter were impacted by the smaller size distribution of the rough diamonds sold. Aber expects that its quarterly results will continue to fluctuate depending on the seasonality of the production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine.

Cost of sales includes cash operating costs of $24.2 million, non-cash operating costs of $11.8 million and private production royalties of $1.6 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs which consist of Aber's cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The first quarter gross margin was 45.1% compared to 45.6% in the preceding quarter. Gross margin is consistent with the preceding quarter.

The mining segment incurred SG&A expenses of $4.1 million during the first quarter compared to $3.8 million in the preceding quarter.

Retail

(expressed in thousands of United States dollars) (unaudited)

	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	Three Months ended April 30, 2005	Three Months ended April 30, 2004
Sales	$41,625	$59,329	$35,085	$28,206	$10,116	$—	$—	$—	$41,625	$10,116
Cost of sales	21,526	31,374	19,041	14,512	5,070	—	—	—	21,526	5,070

	20,099	27,955	16,044	13,694	5,046	—	—	—	20,099	5,046
Selling, general and administrative expenses	19,286	23,708	16,455	13,393	4,718	—	—	—	19,286	4,718

Earnings (loss) from operations	$813	$4,247	$(411)	$301	$328	$—	$—	$—	$813	$328

The retail segment includes sales from Harry Winston's eight salons, which are located in New York, Beverly Hills, Las Vegas, Paris, Geneva, Tokyo, Osaka and Taipei.

Sales for the first quarter were $41.6 million compared to $59.3 million for the previous quarter with gross margins increasing to 48.3% during the first quarter compared to 47.1% in the fourth quarter. Jewelry sales follow a seasonal trend with sales expected to be appreciably higher in the fourth quarter.

SG&A expense decreased in the first quarter to $19.3 million as compared to $23.7 million in the fourth quarter. The SG&A decrease relates to decreased advertising and selling expenses of $2.8 million, depreciation expenses of $0.8 million, salaries and benefits of $0.6 million and $0.2 million in administrative expenses. A new worldwide advertising campaign was launched in the fall of 2004.

OPERATIONAL UPDATE

Aber's results of operations include results from its mining operations and results from Harry Winston since April 1, 2004, the date of acquisition.

Mining

In the three months ended March 31, 2005, the Diavik Mine produced 1.75 million carats from 0.49 million tonnes of ore that was evenly sourced from the A-154 South and North kimberlite pipes. The effective processing rate achieved during the first calendar quarter was 1.97 million tonnes per annum. This compares favourably to annualized processing rates from the fourth and first calendar quarters of 2004 of 1.82 and 1.58 million tonnes per annum respectively. The increase in the production rates reflected the processing of stockpiled ore as extreme weather conditions encountered during the winter months adversely affected equipment and machinery resulting in lower mining rates.

On February 14, the 2005 ice road opened to full load traffic and by March 31, approximately 95% of the expected loads of freight and fuel were shipped to the Diavik Mine. Of the expected supply shipments, approximately one quarter relate to the construction of the dike to surround the A-418 kimberlite pipe, and the commencement of underground mine development.

Construction of the rock crusher and support buildings related to the A-418 dike construction began during the first calendar quarter along with the development of the exploration decline required to access the A-154 South, A-154 North and A-418 orebodies. The exploration decline will be used to access the three orebodies as part of the underground feasibility study incorporated into the 2005 Mine Plan.

Aber's 40% share of Diavik Mine production:

	Three months ended March 31, 2005	Three months ended December 31, 2004	Three months ended March 31, 2004	Three months ended December 31, 2004
Diamonds recovered (000s carats)	700	601	615	3,030
Grade (carats/tonne)	3.55	3.30	3.89	3.88
Operating costs, cash ($ millions)	18.0	20.1	15.0	70.0
Operating costs per carat, cash ($)	26	33	24	23

Cash operating costs for the first calendar quarter of 2005 increased over the first calendar quarter of 2004 as both mining and production costs climbed in line with increased production. Cash costs per carat increased over the comparable period due to processing lower grade A-154 North ore.

However, when comparing the first calendar quarter of 2005 to the fourth calendar quarter of 2004, cash operating costs decreased as less material was mined due to extreme weather conditions. Furthermore, cash costs per carat fell over the prior quarter as more carats were recovered due to improved grade and increased processing rates.

Retail

Harry Winston has performed well in a seasonally slow period. The results were driven by sales of high-end price points and unique one-of-a-kind jewelry on a growing base of more modestly priced jewelry. Worldwide watch sales and jewelry sales growth in Japan have also contributed to strong operating results.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Working capital increased to $236.6 million at April 30, 2005, from $156.6 million at January 31, 2005, primarily as a result of the repayment of the $51.1 million promissory note and the purchase of 51% of Harry Winston's convertible subordinated notes of $6.8 million as referred to below.

As at April 30, 2005, Aber had unrestricted cash and cash equivalents of $135.5 million and contingency cash collateral and reserves of $13.8 million compared to $123.6 million and $13.8 million respectively at January 31, 2005. Included in unrestricted cash and cash equivalents at April 30, 2005 were $4.9 million held at the Diavik Mine and $8.2 million held at Harry Winston. This compares to unrestricted cash and cash equivalents of $6.9 million held at the Diavik Mine and $4.6 million held at Harry Winston at January 31, 2005.

Cash Flow from Operations

During the quarter ended April 30, 2005, Aber generated $21.9 million in cash from operations, compared to $37.7 million from the comparable quarter of the previous year. Ongoing quarterly variations in revenues and operating cash flows are inherent to the business, resulting from the seasonality of both the mining and retail activities as well as the rough diamond sales schedule. During the quarter, the Company purchased $16.8 million of inventory, incurred additional accounts payable and accrued liabilities of $15.7 million, increased prepaid expenses by $7.7 million and increased accounts receivable at $1.6 million.

Financing Activities

During the quarter, the Company drew down $65.0 million of its $75.0 million senior secured revolving credit facility in order to pay the remaining purchase price on the acquisition of Harry Winston and to purchase 51% of Harry Winston's convertible subordinated notes of $6.8 million from two of its minority shareholders. At April 30, 2005, the Company had $80.0 million outstanding on its senior secured term facility and $75.0 million outstanding on its senior secured revolving credit facility. At April 30, 2005, Aber had unrestricted cash on hand of $135.5 million.

As at April 30, 2005, Harry Winston had $50.6 million outstanding on its $60.0 million credit facility primarily to fund salon inventory and capital expenditure requirements.

During the first quarter, Aber made a dividend payment to its shareholders of $0.15 per share for a total of $8.7 million.

Also in the first quarter, Aber purchased 150,000 common shares on the open market for $4.7 million for cancellation as part of its normal course issuer bid.

Investing Activities

During the quarter, the Company paid $51.1 million, the remaining balance of the promissory note and purchased 51% of Harry Winston's convertible subordinated notes referred to above.

The Company purchased capital assets of $3.3 million, of which $2.5 million were purchased for the Diavik Mine.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% interest in the Diavik Mine, the Company is obligated to fund the Joint Venture for 40% of its total expenditures on a monthly basis. Aber's currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital, for calendar years 2005 to 2009, is approximately $230.0 million.

The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual obligations ($000s)	Total	Less than 1 year	Year 2-3	Year 4-5	After 5 years
Long-term debt(a)	$220,106	$26,738	$141,438	$45,932	$5,998
Environmental and participation agreements incremental commitments(b)	69,951	9,085	18,753	3,178	38,935
Lease obligations(c)	89,567	9,516	19,337	18,977	41,737

Total contractual obligations	$379,624	$45,339	$179,528	$68,087	$86,670

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. The Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009.

Included under long-term debt is Harry Winston's $60.0 million credit facility, which expires on March 31, 2008, with no scheduled repayments required before that date. Also included under long-term debt are notes payable pertaining to convertible subordinated note agreements totalling $6.4 million with two of Harry Winston's minority shareholders. The notes are due on December 31, 2005, bear interest at 11% per annum and are payable quarterly. The notes are subordinated to Harry Winston's credit facility. Harry Winston, at its option, may prepay all or a portion of the outstanding balance based upon an early redemption price or convert the notes into common shares.

(b)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber's share as at April 30, 2005, was $32.9 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $32.9 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture's obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(c)
Lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston's New York salon lease, of which a shareholder has a 50% interest in the property, has a remaining term of five years with an option to renew.

Non-Canadian GAAP Performance Measures

References to "cash earnings" are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber's financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber's performance or cash flows from operating, investing and financing activities as a measure of the Company's liquidity and cash flows. Aber's method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	FY06 Q1	FY05 Q4	FY05 Q3	FY05 Q2	FY05 Q1	FY04 Q4	FY04 Q3	FY04 Q2	Three Months ended April 30, 2005	Three Months ended April 30, 2004
Earnings	$13,582	$29,532	$8,460	$12,295	$2,797	$3,163	$13,548	$5,833	$13,582	$2,797
Non-cash income tax (recovery)	5,320	11,905	17,888	14,356	8,079	237	10,388	(4,862)	5,320	8,079
Non-cash foreign exchange loss (gain)	(1,896)	(1,550)	8,608	(888)	440	560	(682)	(13,151)	(1,896)	440
Depreciation and amortization	13,685	29,421	11,477	10,195	7,188	12,484	9,191	198	13,685	7,188

Cash earnings (loss)	$30,691	$69,308	$46,433	$35,958	$18,504	$16,444	$32,445	$(11,982)	$30,691	$18,504

Cash earnings (loss) per share	$0.53	$1.20	$0.80	$0.63	$0.32	$0.29	$0.58	$(0.22)	$0.53	$0.32

OUTLOOK

Processing of ore at the Diavik Mine is expected to increase as the effects of winter conditions on mining operations diminish during the second calendar quarter. Since the blending of ore from A-154 South and North optimizes process plant throughput, production for the remainder of the year will be from a blend of these two ore types. Total carat production for 2005 is expected to be 8.5 to 9.5 million carats. There will be two rough diamond sales during each of the second and third quarters with three sales planned for the fourth quarter.

As part of Harry Winston's stated strategy to grow the geographic availability of merchandise, new store leases have been signed for Miami, Honolulu and Beverly Hills. The retail segment remains strong in the current environment.

New product development continues with designs complete for a new collection to be launched for the holiday sales season and linked to the new store openings planned for November and December 2005.

CRITICAL ACCOUNTING ESTIMATES

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on Aber's reported results or financial position. There have been no changes to the Company's critical accounting policies or estimates from those disclosed in the Company's MD&A for its fiscal year ended January 31, 2005.

RISKS AND UNCERTAINTIES

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint venture between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI's 60% interest in the Diavik Mine it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each is, in turn, dependent in significant part upon the worldwide price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US and Japan, and the level of demand for and discretionary spending on luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the US or Japan, or the recurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry and Aber's results of operations.

Currency Risk

Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, will therefore increase the expenses of the Diavik Mine and the amount of the Company's Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston, respectively.

From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine and exploration activities at the Diavik Project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber's operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber's success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

Aber, through its 51% interest in Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to protect and promote its distinctive brand name. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber's results of operations will be adversely affected.

OUTSTANDING SHARE INFORMATION

as at April 30, 2005

Authorized	Unlimited
Issued and outstanding shares	57,855,710
Fully diluted(1)	58,947,072
Weighted average outstanding shares	57,917,611
Options outstanding	2,053,508

(1)
Fully diluted shares outstanding under the treasury stock method.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

ABER DIAMOND CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

	April 30, 2005	January 31, 2005
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 4)	$135,508	$123,596
Cash collateral and cash reserves (note 4)	13,832	13,786
Accounts receivable	19,038	17,403
Inventory and supplies (note 5)	155,692	138,927
Advances and prepaid expenses	18,398	10,748

	342,468	304,460
Deferred mineral property costs	207,217	200,029
Capital assets	255,287	260,616
Intangible assets, net	43,428	43,597
Goodwill	41,966	41,966
Future income tax asset	22,130	22,385
Deferred charges and other assets	23,689	23,899

	$936,185	$896,952

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$72,680	$58,746
Promissory note	—	50,902
Bank advances	6,445	5,791
Current portion of long-term debt	26,738	32,451

	105,863	147,890
Long-term debt	193,368	118,359
Future income tax liability	177,720	174,468
Other long-term liability	4,863	4,863
Future site restoration cost	14,040	13,855
Minority interest (note 3)	18,820	18,045
Shareholders' equity:
Share capital (note 7)	288,703	292,119
Stock options	10,131	9,260
Retained earnings	106,355	101,460
Cumulative translation adjustment	16,322	16,633

	421,511	419,472
Commitments and guarantees (note 8)
	$936,185	$896,952

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

For the quarter ended	April 30, 2005	April 30, 2004
Sales	$110,132	$52,269
Cost of sales	59,119	28,591

	51,013	23,678
Selling, general and administrative expenses	23,394	8,714

Earnings from operations	27,619	14,964
Interest and financing expenses	(3,401)	(3,407)
Other income	886	495
Foreign exchange gain (loss)	496	(349)

Earnings before income taxes	25,600	11,703
Income taxes — Current	7,502	783
Income taxes — Future	4,910	8,079

Earnings before minority interest	13,188	2,841
Minority interest	(394)	44

Net earnings	$13,582	$2,797

Earnings per share
Basic	$0.23	$0.05

Fully diluted	$0.23	$0.05

Weighted average number of shares outstanding	57,917,611	55,586,099

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(expressed in thousands of United States dollars)

For the quarter ended	April 30, 2005	January 31, 2005
	(unaudited)
Retained earnings, beginning of period	$101,460	$57,031
Net earnings	13,582	53,084
Dividends paid	(8,687)	(8,655)
Retained earnings, end of period	$106,355	$101,460

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars) (unaudited)

For the quarter ended	April 30, 2005	April 30, 2004
Cash provided by (used in):
Operating:
Net earnings	$13,582	$2,797
Items not involving cash:
Amortization and accretion	13,685	7,188
Future income taxes	5,320	6,912
Stock-based compensation	872	786
Foreign exchange	(1,896)	440
Minority interest	775	44
Gain on sale of other assets	—	—
Change in non-cash operating working capital	(10,399)	19,502

	21,939	37,669

Financing:
Repayment of long-term debt	(86)	(56,384)
Increase in revolving credit	75,863	—
Deferred financing	(322)	(4,220)
Dividends paid	(8,687)	—
Issue of common shares	1,244	53,745
Common shares purchased for cancellation	(4,660)	—

	63,352	(6,859)

Investing:
Cash collateral and cash reserve	(46)	84,865
Deferred mineral property costs	(11,338)	(851)
Capital assets	(3,268)	(5,708)
Deferred charges	(548)	(2,719)
Purchase of Harry Winston (net of cash acquired)	—	(29,962)
Payment to Harry Winston minority shareholders	(57,867)	—

	(73,067)	45,625

Foreign exchange effect on cash balances	(312)	(1,165)
Increase in cash and cash equivalents	11,912	75,270
Cash and cash equivalents, beginning of period	123,596	23,628

Cash and cash equivalents, end of period	$135,508	$98,898

Change in non-cash operating working capital:
Accounts receivable	(1,635)	22,544
Advances and prepaid expenses	(7,650)	719
Inventory and supplies	(16,765)	(5,149)
Accounts payable and accrued liabilities	15,651	1,388

	$(10,399)	$19,502

Supplemental cash flow information:
Cash taxes paid	$2,143	$1,252
Cash interest paid	$3,191	$2,191

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2005 (tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:

Nature of Operations

Aber Diamond Corporation (the "Company" or "Aber") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. ("DDMI" — 60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. The financial statements of the Joint Venture are proportionately consolidated into the Company's financial statements with a one-month lag. Aber owns 51% share of Harry Winston Inc. ("Harry Winston") located in New York City, US. The results of Harry Winston have been consolidated in the financial statements of the Company effective April 1, 2004.

NOTE 2:

Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2005.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2005 since these financial statements do not include all disclosures required by generally accepted accounting principles.

NOTE 3:

Acquisition

On April 1, 2004, the Company completed the acquisition of a 51% share of Harry Winston Inc., a luxury jewelry and watch retailer. The Company purchased its interest for $85.0 million, of which $20.3 million was in the form of a direct equity investment in Harry Winston. The total purchase price, before transaction costs, was payable by the Company in installments, with $35.0 million paid on acquisition date and $49.8 million to be paid within the one-year period following closing. The $49.8 million promissory note plus accrued interest was paid in March 2005. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest).

The final allocation of the purchase price to the fair value of assets acquired and liabilities assumed is set forth in the table below. The valuation of intangible assets has been completed by a third party valuator. Purchase price amounts give rise to future income tax liabilities that have been recorded in the same year in which the intangible assets are separately identified.

Accounts receivable	$30,045
Inventory	92,658
Intangibles	44,160
Goodwill	41,966
Other assets	22,724
Accounts payable and accrued liabilities	(32,199)
Bank loan	(43,872)
Future income tax liability	(20,644)
Minority interest	(16,519)
Notes payable	(12,099)
Other liabilities	(17,230)

$88,990

Cash paid at acquisition	$40,000
Purchase price adjustment	(5,066)

Initial cash outlay	34,934
Promissory note	49,765
Acquisition and other costs	4,291

$88,990

Minority interest represents the remaining 49% ownership of Harry Winston not held by Aber.

NOTE 4:

Cash Resources

	April 30, 2005	January 31, 2005
Diavik Joint Venture	$4,897	$6,889
Cash and cash equivalents	130,611	116,707

Total cash and cash equivalents	135,508	123,596
Cash collateral and cash reserve	13,832	13,786

Total cash resources	$149,340	$137,382

NOTE 5:

Inventory and Supplies

	April 30, 2005	January 31, 2005
Rough diamond inventory	$16,660	$19,013
Merchandise inventory	118,383	110,175
Supplies inventory	20,649	9,739

Total inventory and supplies	$155,692	$138,927

NOTE 6:

Diavik Joint Venture

The following represents Aber's 40% proportionate interest in the Joint Venture as at March 31, 2005, and December 31, 2004.

	April 30, 2005	January 31, 2005
Current assets	$57,919	$33,057
Long-term assets	385,903	379,860
Current liabilities	20,045	9,198
Long-term liabilities and participants' account	423,777	403,709
Three months ended:
Net expense	28,855	34,864
Cash flows resulting from operating activities	(37,752)	(25,704)
Cash flows resulting from financing activities	49,681	35,014
Cash flows resulting from investing activities	(13,887)	(5,805)

The Company is contingently liable for the other participant's portion of the liabilities of the Joint Venture.

NOTE 7:

Share Capital

(a)
Authorized
Unlimited common shares without par value.

(b)
Issued

	Number of Shares	Amount
Balance, January 31, 2005	57,918,279	$292,119
Shares issued for:
Cash on exercise of options	87,431	1,244
Common shares purchased for cancellation	(150,000)	(4,660)
Balance, April 30, 2005	57,855,710	$288,703

The Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to proceed with a normal course issuer bid to allow the Company to buy back a percentage of its shares on the open market. The notice filed with the TSX provides that the Company may purchase, through the facilities of the TSX over a one-year period, up to a total of 5% of its outstanding shares, representing 2,850,000 shares. The purchases commenced on February 14, 2005, and will terminate on the earliest of the date on which the Company completes its purchases pursuant to the notice, the Company terminates the program, and February 13, 2006. Purchases made by the Company will be in accordance with the rules and policies of the TSX and the prices that the Company will pay for the shares will be the market price of such shares at the time of acquisition thereof. Any shares purchased will be cancelled.

During the quarter, the Company acquired 150,000 common shares for cancellation for cash of $4.7 million.

(c)
Restricted and Deferred Share Unit Plans ("RSU" and "DSU" Plans)
During the quarter, the Company granted 47,569 RSUs and 19,189 DSUs under an employee and director incentive compensation program respectively. The RSU and DSU Plans are full value phantom shares which mirror the value of Aber's publicly traded common shares. The Company recognized an expense of $0.3 million for RSUs and DSUs for the quarter ended April 30, 2005.

NOTE 8:

Commitments and Guarantees

(a)
Environmental Agreement
Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber's share of this funding requirement was $0.2 million for calendar 2005. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber's share of the Joint Venture's letters of credit outstanding with respect to the environmental agreements at April 30, 2005 was $32.9 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)
Participation Agreements
The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal Bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter, until termination. The agreements terminate in the event the Diavik Mine permanently ceases to operate.

(c)
Commitments
Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental and participation agreements at Aber's 40% share, before any reduction of future reclamation activities and future minimum annual rentals under non-cancellable operating leases for retail salons and corporate office space, and are as follows:

2006	$44,026
2007	52,286
2008	60,242
2009	71,368
2010	72,381
Thereafter	112,663

NOTE 9:

Employee Benefit Plans

(a)
Defined Benefit Pension Plan
Harry Winston sponsors a defined benefit pension plan covering substantially all of its employees based in the United States. The benefits are based on employee's years of service and the employee's compensation. In April 2001, Harry Winston amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consisted primarily of fixed income, equity and other short-term investments. Certain foreign subsidiaries of Harry Winston have separate pension plan arrangements, which are fully funded at January 31, 2005. The next valuation is scheduled for January 1, 2006. Harry Winston has recorded $0 million as prepaid pension expense as at April 30, 2005.

(b)
Defined Contribution Plan
Harry Winston has a defined contribution 401(k) plan covering substantially all employees in the US that provides employer-matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee's salary. Harry Winston expensed $0 million at April 30, 2005. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employees' salary. The cost of the Joint Venture's contributions for the calendar quarter was $0.3 million.

NOTE 10:

Related Parties

Transactions with related parties include management agreements with all of Harry Winston's shareholders for $0.1 million and rent for $0.8 million relating to the New York salon, payable to an employee and shareholder for the quarter.

NOTE 11:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of April 30, 2005.

The mining segment consists of the Company's rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company's ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended April 30, 2005	Mining	Retail	Total
Revenue
North America	$68,507	$13,748	$82,255
Europe	—	18,168	18,168
Asia	—	9,709	9,709
Cost of sales	37,593	21,526	59,119

	30,914	20,099	51,013
Selling, general and administrative expenses	4,108	19,286	23,394

Earnings from operations	26,806	813	27,619

Interest and financing expenses	(2,247)	(1,154)	(3,401)
Other income	843	43	886
Foreign exchange gain	468	28	496

Segmented earnings before income taxes	$25,870	$(270)	$25,600

Segmented assets as at April 30, 2005
Canada	$664,668	$—	$664,668
United States	—	195,588	195,588
Other foreign countries	9,869	66,060	75,929

	$674,537	$261,648	$936,185

Goodwill as at April 30	$—	$41,966	$41,966
Capital expenditures	$2,853	$415	$3,268
Other significant non-cash items:
Income tax expense	$4,910	$410	$5,320

All rough diamonds are produced in Canada and sold on the international market.

Sales to one customer in the mining segment had purchases of $6.4 million (fiscal 2005 — $29.7 million).

Safe Harbour Statement on Forward-Looking Information

Included in this Interim Report are "forward-looking statements" and "forward-looking information" within the meaning of the US Private Securities Litigation Reform Act of 1995 and within the meaning of securities laws. Forward-looking statements and information may relate to Aber's future outlook and anticipated events or results and, in some cases, can be identified by terminology such as "estimate", "intend", "expect", "anticipate", "projected" or other similar expressions concerning matters that are not historical facts. In particular, statements regarding Aber's future operational or financial performance, future operations at the Diavik Mine or the results of future exploration activities are forward-looking statements and information.

All forward-looking statements and information are based on Aber's current beliefs as well as assumptions made by and information currently available to the Company concerning anticipated financial performance, business prospects, strategies, regulatory developments, market forces, mining and exploration activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements and information are subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what Aber currently expects. With respect to Aber's future revenues and results of operations, these factors include developments in world diamond markets, changes in diamond valuations, risks relating to the retail operations of Harry Winston, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, and other factors. With respect to the Diavik Diamond Mine, these factors include the results of additional drilling and sampling, changes in diamond valuations, changes in engineering and construction timetables, unanticipated problems with mine operations and production, revisions to mining plans and other operational or production decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, changes in financing arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, the changing budget priorities of Aber or its Joint Venture partner, and other factors.

Readers are cautioned not to place undue reliance or importance on these forward-looking statements or information, which speak only as of the date of this Interim Report. Due to risks and uncertainties, including the risks and uncertainties identified above, elsewhere in this Interim Report and in the Company's filings with Canadian and United States securities regulatory authorities, actual events may differ materially from current estimates, expectations and projections. The Company disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements and information is contained in the Company's filings with Canadian and United States securities regulatory authorities.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237

Amir Kalman, Director, Investor Relations — (416) 362-2237 (ext. 244)

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MANAGEMENT'S DISCUSSION AND ANALYSIS
ABER DIAMOND CORPORATION CONSOLIDATED BALANCE SHEETS (expressed in thousands of United States dollars)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENT OF EARNINGS (expressed in thousands of United States dollars, except per share amounts) (unaudited)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENT OF RETAINED EARNINGS (expressed in thousands of United States dollars)
ABER DIAMOND CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in thousands of United States dollars) (unaudited)
ABER DIAMOND CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS April 30, 2005 (tabular amounts in thousands of United States dollars, except as otherwise noted)